Exhibit 99.1

1441 Creekside Dr, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

NASDAQ: CORV TSX: CORV

CORREVIO Announces Results from Annual GENERAL and special meeting of SECURITYHOLDERS

Securityholders Approve ADVANZ PHARMA Acquisition

VANCOUVER, CANADA – May 15, 2020 – Correvio Pharma Corp. (“Correvio” or the “Company”) (NASDAQ: CORV) (TSX: CORV), today announced the results of voting on matters considered at its annual general and special meeting (the “Meeting”) of Correvio shareholders and holders of options, restricted share units and phantom share units (collectively, the “Securityholders”) which took place in a virtual format earlier today.

At the Meeting, Securityholders were asked to, among other things, pass a special resolution relating to the proposed plan of arrangement (the “Arrangement”), involving the Company and a subsidiary of ADVANZ PHARMA Corp. Limited (“ADVANZ PHARMA”). As previously announced in the Company’s press release on March 16, 2020, the Arrangement will be carried out pursuant to an arrangement agreement dated March 15, 2020 among Correvio, ADVANZ PHARMA and its subsidiary (the “Arrangement Agreement”).

Results from the Meeting include:

•	The special resolution approving the Arrangement was approved by: (i) 85.79% of votes cast by Correvio shareholders present online or represented by proxy at the Meeting; and (ii) 88.06% of votes cast by Securityholders (on an “as-converted basis”) voting as a single class present online or represented by proxy at the Meeting. The transaction is expected to close on May 27, 2020 following receipt of final court approval and other customary closing conditions.

Upon closing, Correvio will become a wholly-owned subsidiary of ADVANZ PHARMA. In connection with the transaction and subject to closing, Correvio’s common shares will be delisted from the Toronto Stock Exchange and the NASDAQ Capital Market and Correvio will cease to be a reporting issuer under U.S. and Canadian securities law.

The foregoing description of the Arrangement Agreement is qualified in all respects by the full text of the Arrangement Agreement. A copy of the Arrangement Agreement is available on Correvio’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

•	All six members of the Cardiome Board of Directors named as nominees in the 2020 proxy statement received a majority of the votes cast by shareholders at the Meeting, being: Richard M. Glickman, W. James O'Shea, Dr. William L. Hunter, Dr. Mark H. Corrigan, Arthur H. Wilms, Dr. Robert J. Meyer and Dr. Vanda De Cian. Detailed results of the Director votes are presented in the following table:

1

	Total Votes For	% Votes For
Richard M. Glickman	22,178,735	91.92%
W. James O’Shea	22,207,225	92.04%
Dr. William L. Hunter	21,942,248	90.94%
Dr. Mark H. Corrigan	22,036,542	91.33%
Arthur Willms	22,210,276	92.05%
Dr. Robert J. Meyer	22,223,356	92.10%
Dr. Vanda De Cian	22,154,462	91.82%

•	Shareholders approved the appointment of KPMG LLP as Correvio's independent registered public accounting firm. 39,819,301 shares, representing approximately 95.78% of votes cast and approximately 60.16% of issued and outstanding shares, were voted in favor of this resolution.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company’s portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio’s pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world’s leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

2

Forward-Looking Statement Disclaimer

Certain statements in this news release contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “look forward to” and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements, events or developments to be materially different from any future results, performance, achievements, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the ability of Correvio and ADVANZ PHARMA to satisfy the other conditions to, and to complete, the Arrangement, the closing of the Arrangement, the intention to seek a delisting of the common shares of Correvio on Nasdaq and TSX and the anticipated timing of the completion of the Arrangement.

In respect of the forward-looking statements and information concerning the anticipated completion of the Arrangement and the anticipated timing for completion of the Arrangement, Correvio has provided them in reliance on certain assumptions and believes that they are reasonable at this time, including the assumptions as to the ability of the parties to receive, in a timely manner, the necessary court approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including the inability to secure necessary court approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, you should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

These statements reflect Correvio’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Correvio, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and Correvio has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: risks associated with the Arrangement and acquisitions generally, such as the failure to satisfy the closing conditions contained in the ADVANZ Arrangement Agreement, the occurrence of a material adverse effect or other events which may give the parties a basis on which to terminate the ADVANZ Arrangement Agreement, and the risks and uncertainties facing Correvio as discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission (“SEC”) available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio’s Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR on March 30, 2020, and Correvio’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 29, 2020. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

3

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are made as of the date hereof based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events, information or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.

Aggrastat® and Brinavess™® are trademarks owned by Correvio and its affiliates worldwide.

Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.

Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.

Trevyent® is a trademark of United Therapeutics Corporation and used under license.

All other trademarks are the property of their respective owners.

Contacts:

Justin Renz

President & CFO

Correvio Pharma Corp.

604.677.6905 ext. 128

800.330.9928

jrenz@correvio.com

Argot Partners

Michelle Carroll/Claudia Styslinger

212.600.1902

michelle@argotpartners.com

claudia@argotpartners.com

4